UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14f-1


        Information Statement Pursuant to Section 14(f) of the Securities
           Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

                                January 24, 2008

                       Commission File Number: 333-123176

                       FIT FOR BUSINESS INTERNATIONAL INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Nevada                                          20-2008579
-------------------------------                  -------------------------------
(State or other jurisdiction of                    (I.R.S. Employer I.D. No.)
 incorporation or organization)


                           10/27 Mayneview St., Milton
                                Q 4064 Australia

              (Address of principal executive offices and Zip Code)

                                  61-7-33673355
                                  -------------
              (Registrant's telephone number, including area code)


        Information Statement Pursuant to Section 14(F) of the Securities
           Exchange Act of 1934 and Rule 14f-1 promulgated thereunder




--------------------------------------------------------------------------------

                      FIT FOR BUSINESS INTERNATIONAL, INC.

            --------------------------------------------------------
                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER
            --------------------------------------------------------

FIT FOR BUSINESS INTERNATIONAL, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF FIT FOR BUSINESS INTERNATIONAL, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

                                     GENERAL

         This Information Statement is being mailed on or about February 6, 2008, to the holders of shares of common stock, par value $0.001 (the "Common Stock") of Fit for Business International, Inc., a Nevada corporation ("FFBI" or the "Company"), as of January 25, 2008. You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company's Board of Directors (the "Board") to fill seats on the Company's Board. The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company's shareholders.

         On January 16, 2008, the Company and Mark Poulsen, ("Mark Poulsen"), Karen Poulsen ("Karen Poulsen"), Kamaneal Investments Pty Ltd ATF The Poulsen Family Trust ("Kamaneal" and together with Mark Poulsen and Karen Poulsen, the "Sellers") entered into an Agreement for the Purchase of Stock (the "Agreement") with Route 32, LLC, a New York limited liability company ("Route 32"), which will result in a change of the Company's management, Board of Directors, and ownership.

         Pursuant to the terms of the Agreement, effective on or about February 18, 2008 (the "Closing Date"), the following shall occur:

         o The Sellers will sell 84,080,000 shares of FFBI's common stock (the "FFBI Shares"), to Route 32, which will represent approximately 85% of the outstanding common stock and voting rights of FFBI;

         o Under the Agreement, at Closing, Poulsen will resign as FFBI's sole director;

         o Under the Agreement, at Closing, Adele Ruger will be appointed as the sole officer and member of the Board of Directors of FFBI as of the Closing Date, effectuating a change in a majority of FFBI's Board of Directors.


           You are urged to read this Information Statement carefully.
               You are not, however, required to take any action.



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

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

         As of the close of business on January 25, 2008, there were 98,280,006 shares of FFBI common stock issued and outstanding. After the Closing of the transactions under the Agreement, there will be 98,280,006 shares of FFBI common stock issued and outstanding. The outstanding common stock of FFBI is held of record by approximately 78 shareholders. Each share of FFBI common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth, as of the close of business on January
25, 2008 the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

                                  Common Stock
----------------------------------------------------------------------------------------

                                         Before Transaction         After Transaction
                                       -----------------------   -----------------------

                                       Amount and                Amount and
                                        Nature of                Nature of
                 Name and Address of   Beneficial   Percent of   Beneficial   Percent of
Title of Class   Beneficial Owner       Ownership    Class (1)   Ownership    Class (2)
--------------   -------------------   ----------   ----------   ----------   ----------
Common Stock     Mark Poulsen          84,080,000     85.55%        -0- (7)       0%
                 (3)(4)(5)                 (6)         (6)

Common Stock     Route 32, LLC (8)         -0-          0%       84,080,000     85.55%

Common Stock     Adele Ruger               -0-          0%          -0-           0%
                 (8)(9)(10)

                                       ----------   ----------   ----------   ----------
                 All Officers and
                 Directors as a
                 Group (1 Person)      84,080,000     85.55%     84,080,000     85.55%
                                       ==========   ==========   ==========   ==========

     (1)  Based on 98,280,006 shares of common stock issued and outstanding.
     (2)  Based on 98,280,006 shares of common stock issued and outstanding.
     (3)  Indicates a Director of the Company.
     (4) The shareholder's address is c/o Fit for Business International, Inc., 10/27 Mayneview St., Milton Q 4064 Australia.
     (5) Mr. Poulsen's resignation as an officer and director of FFBI will be effective on the Closing Date.
     (6) Includes 8,500,000 shares issued to Kamaneal Investments Pty Ltd as trustee for Mark Poulsen Family Trust, and 1,540,000 issued to Karen Poulsen.
     (7) Does not include 250,000 shares of FFBI Mr. Poulsen is entitled to receive under the Agreement if FFBI undergoes a restructuring transaction and merger within one year after the Closing under the Agreement. The 250,000 shares is to be issued after giving effect to any stock split undertaken as part of the restructuring.

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

     (8)  The shareholder's address is 3 Henry Court, New Paltz, New York 12561.
     (9)  Indicates a Director-nominee.

Changes in Control

         On January 16, 2008, the Company and Mark Poulsen, ("Mark Poulsen"), Karen Poulsen ("Karen Poulsen"), Kamaneal Investments Pty Ltd ATF The Poulsen Family Trust ("Kamaneal" and together with Mark Poulsen and Karen Poulsen, the "Sellers") entered into an Agreement for the Purchase of Stock (the "Agreement") with Route 32, LLC, a New York limited liability company ("Route 32"), which will result in a change of the Company's management, Board of Directors, and ownership.

                        DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

         The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.


Name                   Age      Position(s)
----                   ---      -----------
Mark Poulsen (1)        47      Director, President, Secretary, and CFO
Adele Ruger (2)         56      Director, President, Secretary, and CFO

(1)      Outgoing Officer or Director
(2)      Incoming Officer and Director

         Mark A. Poulsen is our President, Chief Executive Officer and Chairman of the Board of Directors. Mark started his career as an apprentice carpenter in 1976 in the construction industry. He soon started his own marketing and distribution company Mark Poulsen & Associates Pty Ltd, on December 6, 1989, distributing Herbalife products. He has traveled extensively for Herbalife, training over 850,000 individuals from all over the world in areas ranging from sales and marketing, promotion, administration, leadership, life enhancement, and personal development. After 20 years as an independent Herbalife distributor, he could see the market place was changing and could see a need for not only improving corporate health but a real answer to the growing overweight and obesity issues. He commenced development of the Fit For Business concept in 1998. He has spent the last seven years enhancing the Fit for Business concept and programs while continuing his involvement with Herbalife.

         Since 2000, he has spent the last 5 years building and developing Fit For Business (Australia) Pty Ltd, while still maintaining his Herbalife retail business (Mark Poulsen & Associates Pty. Ltd.). As Managing Director, his duties include recruiting and building sales networks in approximately 35 countries.

         Adele Ruger is our incoming President, Secretary, Chief Financial Officer and Director. Ms. Ruger has been a real estate agent since 2003 for Mountview Realty in New Paltz, New York. Since 1997, Ms.Ruger has also been a real estate owner and property manager of personally-owned investment properties located primarily in New Paltz, New York. Ms. Ruger received her Bachelor of Science from Long Island University in New York in 1972, and her Master of Science from State University of New York at New Paltz in 1977.

                                LEGAL PROCEEDINGS

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, none of the required parties are delinquent in their 16(a) filings.

                   BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

Board Meetings

        During the fiscal year ended June 30, 2007, our Board of Directors held 1 meeting. Our Board of Directors has not established any committees. During fiscal 2007, all directors attended at least 75% of the meetings of our Board of Directors.

Committees of the Board of Directors

        Our Board of Directors presently consists only of one individual, Mr. Mark Poulsen. As such, our Board of Directors has not established any committees of the Board of Directors. All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors. Following the Closing, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

         Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors. As of the date of this filing, our Board of Directors has never received any nominations from stockholders. Any stockholder may send a communication or nomination to any member of the Board of Directors to our address at 10/27 Mayneview St., Milton Q 4064 Australia, Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

Director Independence

        Our Board of Directors currently consists of one member, Mr. Mark Poulsen, who also serves as our Chief Executive Officer. Mr. Mark Poulsen is not considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.


        None of the incoming directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

                             EXECUTIVE COMPENSATION

         The following tables set forth certain information about compensation paid, earned or accrued for services by (i) our Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the fiscal year ended December 31, 2006 ("Named Executive Officers"):

                                                                       Non-Equity
                                                                       Incentive     Nonqualified
Name and                                          Stock     Option        Plan         Deferred       All Other
Principal                  Salary     Bonus       Awards    Awards    Compensation   Compensation   Compensation    Total
Position           Year      ($)       ($)        ($) *     ($) *         ($)            ($)             ($)         ($)
Mark Poulsen (1)   2007   $274,534     -0-         -0-       -0-          -0-            -0-             -0-       $274,534
  President,       2006   $289,986     -0-         -0-       -0-          -0-            -0-             -0-       $289,986
  CEO and
  Director
                   2005   $289,986   $388,250      -0-       -0-          -0-            -0-             -0-       $678,236

Tony Head          2007     $-0-       -0-         -0-       -0-          -0-            -0-             -0-         $-0-
  VP and           2006    $77,063     -0-         -0-       -0-          -0-            -0-             -0-       $77,063
  Director
                   2005    $77,063     -0-         -0-       -0-          -0-            -0-             -0-       $77,063

Prins Ralston (2)  2007    $51,388     -0-         -0-       -0-          -0-            -0-             -0-       $51,388

                   2006   $131,007   $14,957    1,500,000    -0-          -0-            -0-             -0-       $145,964
                   2005   $131,007     -0-         -0-       -0-          -0-            -0-             -0-       $131,007

Sandra Wendt       2007    $42,385     -0-         -0-       -0-          -0-            -0-             -0-       $42,385
  CFO              2006    $42,385     -0-         -0-       -0-          -0-            -0-             -0-       $42,385
                   2005    $42,385     -0-         -0-       -0-          -0-            -0-             -0-       $42,385

(1) All of Mark Poulsen's compensation for the years shown were rescinded effective June 6, 2007. These amounts were originally accrued in their respective fiscal years, and were never paid by the Company.
(2) Prins Ralston temporarily resigned from his positions with the Company due to our inability to pay his salary.

Compensation of Directors

         Our directors will not receive compensation for services provided as a member of our Board of Directors or any committee thereof, but directors may be reimbursed for certain expenses incurred in connection with attendance at Board and committee meetings.

Employment Agreements

         We presently have entered into the following employment agreements with our management personnel to retain their services. The employment agreements were all entered into on November 29, 2004. However, all of the employees commenced their work for us in 2005. Therefore, no salaries accrued prior to

January 2005. Where bonuses are to be paid dependent on meeting budget, the meeting of budget refers to the annual fiscal budget which forecast our sales, revenues, expenses and profit. The annual budget is approved prior to the start of the fiscal year by our Board of Directors. At the end of the fiscal year, our Board of Directors will approve bonuses based on whether the forecast in the budget was met.

         We entered into an employment agreement with Mark A. Poulsen to serve as our President and Chief Executive Officer. Under the terms of the agreement, Mr. Poulsen is compensated at the annual rate of $289,986 for services. He will also be paid 5 percent of the value of each country or geographic-area license sold. In addition, on December 1, 2004, the Board of Directors awarded a bonus of approximately $388,250 to be paid to Mr. Poulsen within 30 days after the listing of our common stock on the over-the-counter bulletin board. This bonus was awarded and calculated on the basis that Mr. Poulsen would not have drawn a salary or received any remuneration from the inception of him founding the Fit for Business Australia Pty Ltd. in December 1998. As the view of our board of directors was that Mr. Poulsen spent approximately two-thirds of his time over the last six years building the Australian business, the bonus was calculated using Mr. Poulsen's current Australian salary and applied on an approximately two-thirds basis over a period of six years. The payment of the bonus was made contingent on the listing of the common stock and capital raising as this would be the source of funds for the payment of the bonus. Mr. Poulsen's employment agreement does not contemplate the payment of any other bonuses.

         Effective June 6, 2007, the Company and its President and Chief Executive Officer, Mark Poulsen, terminated its employment agreement through execution of a Mutual Release and a Mutual Recession (collectively "Release and Recession"). Under the terms of the Release and Recession, Poulsen and the Company mutually rescinded the Agreement. A total of $1,236,279 of Poulsen's accrued compensation was cancelled in this agreement, and reflected as other income in the statement of operations. As of June 30, 2007, there are no amounts due by the Company to Poulsen for accrued compensation.

         We entered into an employment agreement with Prins A. Ralston to serve as our Senior Vice President and Chief Operating Officer. Under the terms of the agreement, Mr. Ralston is compensated at the annual rate of $131,007. He shall receive an annual bonus of $14,782 if we meet our budget each fiscal year. In addition, Mr. Ralston will be granted options to purchase 30,000 shares of our common stock under an option plan, when and if established. Mr. Ralston services were acquired through one of the largest recruiting companies in Australia and the world, Hudson Global Resources, who have office world wide. Hudson Global Resources undertook a extensive global search and advertising campaign to generate a short list of candidates, from which Mr. Ralston was selected following an exhaustive series of tests and interviews. We were obligated to pay a recruiting fee for the placement of Mr. Ralston to Hudson Global Resources amounting to approximately $21,100. Mr. Ralston has no affiliation with Hudson Global Resources other than that he was placed at Ingeus Limited, his previous employer, by them. Mr. Ralston has recently temporarily resigned as our employee since we are not in a position to pay his salary on a full time basis. Therefore, he is presently working as a consultant for us. When we are in a position to pay Mr. Ralston's full time salary, he shall become our full time employee again. Notwithstanding this fact, Mr. Ralston has remained as our Senior Vice President and Chief Operating Officer.

         We entered into an employment agreement with Anthony F. Head to serve as our Senior Vice President of Sales. Mr. Head is also our Director. Under the terms of the agreement, Mr. Head is compensated at the annual rate of $77,063. He shall receive an annual bonus of $11,086 if we meet our budget each fiscal year. He will also be paid 5 percent of the value of each country or geographic-area license sold.

         We entered into an employment agreement with Sandra L. Wendt to serve as our Vice President of Administration, Chief Financial Officer and Principal

Accounting Officer. Under the terms of the agreement, Ms. Wendt is compensated at the annual rate of $42,385. She shall receive an annual bonus of $3,695 if we meet our budget each fiscal year.

         The Board of FFBI adopted a conflict of interest policy on January 4, 2005. This policy is intended to minimize conflicts of interest by requiring each director to disclose all material interests which may lead to a conflict of interest involving the director or officer's role with FFBI, and has been filed as an exhibit to our Form SB-2/A filed with the SEC on February 10, 2006.

         Under the policy, a conflict that has been noted is that:

         Mark A. Poulsen & Associates Pty. Ltd. is a company which Mark A. Poulsen is a Director of and through which he runs his Herbalife distributorship. Herbalife runs a network marketing systems, under which Mark Poulsen & Associates Pty Ltd directly receives 5% of income from Herbalife, dependant on the volume of the nutritional products sold through distributors who have been sponsored by Mark Poulsen & Associates Pty Ltd.

         Currently, Mark A. Poulsen & Associates Pty. Ltd. has 21 distributors that it has sponsored under the Herbalife networking systems that are also independent FFBI account executives (16) and customer service representatives
(5). As such Mark A. Poulsen should receive some distribution of dividends or income from Mark A. Poulsen and Associates Pty. Ltd. that have resulted from commissions paid to Mark A. Poulsen and Associates Pty. Ltd. from Herbalife as a result of nutritional products sold by FFBI's independent account executives and customers service representatives.

                                  STOCK OPTIONS

         To date, we have agreed in the employment agreement with Mr. Ralston to grant him at a future date 30,000 stock options. We have not granted or agreed to grant any other stock options to our directors or officers. On July 25, 2004 we issued 2,000,000 options to purchase common shares to Fort Street Equity Inc. in consideration for $10,000 or $0.005 per option. The options grant Fort Street Equity, Inc. the right to purchase 2,000,000 common shares of our stock at the greater of the market price, as determined under the agreement, less a discount of 40%, or $0.50 per share. The options originally expired on December 31, 2005. However, they had been extended by us until December 31, 2007. Fort Street Equity, Inc., potentially acting as an underwriter, subsequently sold: (i) 100,000 options to the Ralston Superannuation Fund, a related party, for $19,008 on May 10, 2005; (ii) 50,000 options to Bruce Gilling, an unrelated party, for $15,000 on June 14, 2005; (iii) 277,576 options to Therese Mulherin, a related party, for $60,240 on July 1, 2005; (iv) 16,666 options to the Kelly Superannuation Fund, an unrelated party, for $5,000 on August 26, 2005; (v) 66,666 options to Mark Hoey, an unrelated party, for $20,000 on August 19, 2005;
(vi) 13,420 options to Sandra L. Wendt a related party, for $2,280 on September 14, 2005; (vii) 16,666 options to Keith Appleby, an unrelated party, for $5,000 on September 23, 2005; and (viii) 25,000 options to Neil Wendt, a related party, being the brother-in-law of Sandra L. Wendt, for $7,500 on September 26, 2005.

         We have not issued any stock options to any officers, directors or staff.



Dated:   January 24, 2008                By order of the Board of Directors



                                         ---------------------------------------





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